Exhibit 99.3

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE

I, Irwin Simon, Chief Executive Officer, Aphria Inc. certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Aphria Inc. (the “issuer”) for the interim period ended February 28, 2021.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
ii.	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
b.	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework 213) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: The issuer has disclosed in its interim MD&A

a)	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and,
b)	summary financial information about the business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2020 and ended on February 28, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: April 12, 2021

__”Irwin Simon”_________
Irwin Simon
Chief Executive Officer

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE

I, Carl Merton, Chief Financial Officer, Aphria Inc. certify the following:

1. Review: I have reviewed the interim financial reports and interim MD&A (together, the “interim filings”) of Aphria Inc. (the “issuer”) for the interim period ended February 28, 2021.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial reports together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
ii.	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
b.	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework 213) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: The issuer has disclosed in its interim MD&A

a)	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and,
b)	summary financial information about the business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2020 and ended on February 28, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: April 12, 2021

__”Carl Merton”_________
Carl Merton
Chief Financial Officer